EZTD INC.
6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012

October 7, 2015

Via EDGAR

Kim McManus, Senior Counsel
Securities and Exchange Commission
Office of Real Estate and Commodities
100 F Street, NE
Washington, DC 20549

Re:   EZTD Inc. (f/k/a EZTrader, Inc.)
Amendment No.1 to Registration Statement on Form 10-12(b)
Filed August 17, 2015 (as further amended by Amendment No. 2 to Registration Statement on Form 10-12(b), filed August 31, 2015)
File No. 000-51255

Dear Ms. McManus:

The purpose of this letter is to respond to your letter of August 31, 2015 regarding the above-referenced registration statement. For your convenience, your comments appear in bold italics, followed by our responses.

General

1)            We note your disclosure that you conduct operations and business with and through your wholly owned subsidiaries: (a) Win Global Markets Inc. (Israel) Ltd., an Israeli company and (b) WGM Services Ltd., a company registered in Cyprus ("WGM").  We also note that you state that trading is being offered by WGM on http://www.eztrader.com, http://www.globaloption.com, and http://www.ezinvest.com.  Further, we note your disclosure that to comply with CFTC and SEC regulations, you block U.S. persons from using your trading platform.  Please explain whether Win Global Market Inc., WGM or any of their associated persons engage in any securities activities (including, but not limited to, offering securities through its trading platform, soliciting of potential investors, handling of customer funds and securities and/or giving advice to investors on the platform) from within the United States or direct such activities towards U.S. persons.  If Win Global Markets Inc., WGM, or any of its associated persons engage in any securities activities from within the United States or towards U.S. persons, then please explain why such person is not required to register as a broker-dealer or Futures Commodities Merchant.

Neither our subsidiaries (including Win Global Markets Inc. (Israel) Ltd. and WGM), nor any of their associated persons engage in any securities activities from within the United States or direct such activities towards U.S. persons. Further, all of our websites are blocked from access to or use by U.S. persons, as are any new clients that provide American addresses or zip codes as part of the account-opening process.

Item 1. Business

Overview, page 1

2)           Please revise to clarify that GKFX operates in Japan and is authorized to offer its services to local Japanese customers, as indicated in your response to comment 5.

We have made the requested revisions on page 2 of our Form 10/A.

Our Current Business

Binary Options – featured by online providers, page 2

3)           We note your revisions in this section in response to comments 6 and 7 in our letter dated July 29, 2015.  Please further revise to explain whether customers are only subject to withdrawal preconditions if they elect to accept the Sign-up and/or Deposit bonuses when registering a new account.

We have made the requested revisions on page 4 of our Form 10/A.

4)           Please explain whether the terms and conditions available to customers when registering an account specifically include the directives to prospective customers set forth in your response to comment 8 in our letter dated July 29, 2015.  We note that such information is available on your website; please also revise to explain whether customers are required to acknowledge this process prior to opening a new account.

The terms and conditions available to customers when registering an account include the directives to prospective customers set forth in our response to comment 8 in your letter dated July 29, 2015.

We have revised our Form 10/A at page 4 to explain that customers are required to acknowledge this process prior to opening a new account.

Customer base, page 8

5)           We note your response to comment 11.  Please revise your filing to define the term “competitive dealing options.”

We have deleted the term “competitive dealing options” and have made clarifying revisions at page 9 of our Form 10/A.

Government Regulation

U.S. Regulation of Online Binary Options, page 10

6)           We reissue comments 12 and 13 in our letter dated July 29, 2015.  Please revise your disclosure to better elucidate the findings in SEC v. Banc de Binary, Ltd., specifically the holding that binary options are, in fact, “securities” subject to regulation by the SEC.  Please also revise to acknowledge the extent to which any offer and sale in the United States must be either registered or exempt.  Please also revise to remove disclosure stating that “a court ruling has not yet been adjudged to clearly state that binary options are securities,” as such assertion is inconsistent with the holdings in the cited case. Please make confirming changes in your risk factor disclosure on page 14.

We have made the requested revisions to our disclosures at page 10 of our Form 10/A, as well as the requested conforming changes to our risk factor disclosure at page 14 of our Form 10/A.

7)           Please also revise, as previously requested, to discuss any potential liability, in the event that U.S. customers gained access to your platform without attending registration of such transactions.  We may have further comment based on your response.

We have made the requested revisions at page 11 of our Form 10/A.

8)           We note your revised disclosure on page 11 indicating that a customer’s account balance that shows no activity for nine months or more “is automatically zeroed out through a bookkeeping entry.”  You also state that a customer who requests to receive his or her outstanding account balance is repaid upon presentation of acceptable identifying documentation.  Please explain how you zero out a customer account without payment of the account balance to the customer.  For example, clarify if the amounts owed continue to show as an obligation to customers in your financial statements.  Please also clarify the type of acceptable identifying documentation required.  In addition, explain how you notify customers when you zero out the account and how you convey the necessary steps a customer must take in order to receive their account balance.

A customer’s account balance that shows no activity for nine months or more is automatically zeroed out through a bookkeeping entry. One week before the nine month period of inactivity is complete, we notify the customer by e-mail that in one week, his or her account will have been inactive for nine months, and so will be zeroed out unless he or she takes action.  If, after the nine months of account inactivity have passed and the customer has taken no action, and his or her account balance was zeroed out, that client may no longer obtain any lost funds; we direct any such customers who inquire to our terms and conditions, and explain why his or her prior account balance cannot be paid to him or her.

Since the account balance is reduced to zero, the amounts owed no longer continue to show as an obligation to customers in our financial statements: a journal entry updates the decrease in obligation liability and the consequential increase in revenues.

Assuming the client’s account has remained active, in order to receive his or her account balance, a customer will be paid upon presentation of acceptable identifying documentation, including:

•	An identifying document such as a passport, a driver’s license, or other form of photo identification;
•	A utility bill, to provide proof of mailing address; and
•	A copy of the front and back of the customer’s form of payment (i.e., debit or credit card).

Non-U.S. Regulation of Online Binary Options, page 11

9)           We note your response to comment 4 in our letter dated July 29, 2015.  Please revise your disclosure to more specifically discuss the scope of permissible activity under your Cypriot license.

We have made the requested revisions at page 11 of our Form 10/A.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 43

10)           We note your response to comment 16, however, your revised disclosure indicates that pricing information for periods as recent as the first quarter ended March 31, 2015 are presented based on quotations reported on the OTCQB market.  Prior disclosure indicates that your common stock was no longer quoted on the OTCQB as of August 2013.  Please revise to ensure consistency.

We have made the requested revisions to our Form 10/A filed with the SEC on August 31, 2015.

Item 15.  Financial Statements and Exhibits

Interim Condensed Consolidated Financial Statements as of March 31, 2015, page F-1

11)           Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

We updated our financial statements in accordance with Rule 8-08 of Regulation S-X in our Form 10/A filed with the SEC on August 31, 2015.

Notes to Consolidated Financial Statements

Note 3 - Fair Value Measurements, page F-12

12)            We note your response and your revised disclosure regarding fair value measurements in response to previous comment 19.  Please further revise your disclosure to include the disclosure required by ASC 820-10-50-2(c) through 50-2(g) or advise.

Our analysis regarding the disclosure required under ASC 820-10-50-2(c)-(g) for the long term options (open position of online binary option is a contract for which the customer pays for the right to receive either a fixed amount or no amount, depending on whether the price of the underlying asset is higher or lower than the strike price on a future specified date and time) is as follows:

•	ASC 820-10-50-2 (c) 1: total gain for the period recognized in earnings (in the line item revenues) amounted to $959,115.

•	ASC 820-10-50-2 (c) 1a: not applicable, as the entire amount was recognized in earnings.

•	ASC 820-10-50-2 (c) 2: all instruments were issued during prior periods, so this disclosure is not required with respect to the presented periods.

•	ASC 820-10-50-2 (c) 3: no transfers took place into or out of Level3.

•	ASC 820-10-50-2 (d): total unrealized gain related to those financial liabilities at the end of the period recognized in earnings (in the line item revenues) amounted to $339,725.

•	ASC 820-10-50-2 (e): canceled.

•	ASC 820-10-50-2 (f) refers to ASC 820-10-55-105:

•
1: Description of the valuation process: a "long term" online binary option is a contract for which the customer pays for the right to receive a fixed amount or no amount depending on whether the price of the underlying asset is higher or lower than the strike price on a future specified date and time. The valuation model used for these options is the Rubinstein and Reiner pricing model for cash or nothing options.

•
2 and 3a: the measurement of financial liabilities classified within Level 3 of the fair value hierarchy is evaluated by the head of the Company’s risk department and the Company’s Chief Financial Officer. Measurements deemed necessary are reviewed by the Board Of Directors.

•
3b, c and e: financial liabilities are evaluated on a quarterly basis by the Finance Department, based upon the Rubenstein and Reiner pricing model for cash-or-nothing options in determining fair value. These evaluations are independently reviewed on an annual basis by an independent third party. Any changes in fair value of financial liability are recorded in the consolidated statement of operations

•
3d: key inputs depend upon the type of derivative and the nature of the underlying instrument, and include: risk-free interest rate, quoted foreign exchange rates, quoted market prices, contractual life of the derivative, and expected volatility derived from past experience.

•
ASC 820-10-50-2 (g): please see the table below, which summarizes the valuation technique and inputs for Level 3 fair value measurements, and which disclosure we have included at page F-15 of our Form 10/A:

Liabilities	Fair Value	Methodology	Input	Weighted Average

Derivative options based on commodities	$ 32,725	Cash or Nothing- option model	Expected volatility Risk-free interest rate Expected contractual life	22.41% 0.01% 0.15

Derivative options based on exchange differences	$ 234,260	Cash or Nothing- option model	Expected volatility Risk-free interest rate Expected contractual life	31.5% 0.01% 0.25

Derivative options based on equity shares	$ 77,515	Cash or Nothing- option model	Expected volatility Risk-free interest rate Expected contractual life	30.42% 0.01% 0.25

Note 5:  Share Capital, page F-15

13)           We note your response and your revised disclosure to prior comment 20.  Please further explain to us and revise your disclosure to clarify your basis and rationale for the accounting treatment of the warrants issued.  Please cite the applicable guidance in your response.

The Company issued to its warrant holders (the majority which also hold outstanding convertible debentures of the Company) additional warrants, as an incentive to exercise the warrants that were being held by those warrant holders, without receiving any additional consideration from those warrant holders. The basis for the accounting treatment is ASC 470-20-40, 13-17: “Recognition of expense upon conversion,” and the rationale was to apply this rule by analogous extension, as there is no accounting guidance in the codification to expressly address this type of issuance.

In March 2015, several investors exercised 7,605,469 warrants, for which the Company received $733,438 in cash. As an incentive for exercising these warrants, the Company issued these investors 15,210,938 fully vested warrants (for no additional consideration) at an exercise price of $0.19078 per share for a period of five years commencing six months after the date of the issuance of the warrants. At the date these warrants were issued, the total fair value amounted to $1.2 million, measured by using the Black-Scholes model, and applying the following assumptions: expected life period of 5 years, share price of $0.15, interest risk free rate of 1.65%, and volatility rate of 70%. By applying the rationale from ASC 470-20-40: “Recognition of expense upon conversion,” the $1.2 million fair value of the issued warrants was recorded as financing expense against additional paid in capital.

We have made the requested revisions at page F-17 of our Form 10/A.

Consolidated Financial Statements as of December 31, 2014

Report of Independent Registered Public Accounting Firm, page F-2

14)           We note that the audit report is dual dated for Note 14, although no changes appear to have been made to Note 14. We also note the changes to Note 16 related to subsequent events, which was not included in the list of notes that are dual dated in the audit report. Please advise or revise.

We have made the requested revisions at page F-2 of our Form 10/A.

Notes to Consolidated Financial Statements

Note 7 - Obligation to Customers, page F-21

15)           We note your response to previous comment 22.  Please explain to us in further detail how you evaluate the factors and items considered in recording customer bonuses, such as sign-up bonuses and deposit bonuses.  In your response please tell us the consideration you gave to ASC 605-50-25 in accounting for each type of customer bonus offered.

We respectfully note that the sign up bonus has only been offered to customers starting in August 2015, and so is not reflected in the financial statements as of June 30, 2015. In addition, no bonuses of any kind are offered or used for long term options.

In general, deposit bonuses are recorded on an accrual basis, which consists of: (i) actual bonuses achieved and realized; and (ii) provisional amounts of unrealized bonuses.

The Company follows ASC 605-50-25 in accounting for each type of customer bonus offered. Since most of the Company's transactions involving deposit bonuses result in a gain  for the Company, the Company applies ASC 605-50-25-3, “Sales Incentives that Will Not Result in a Loss on the Sale of a Product or Service” in accounting for deposit bonuses.

The Company will also follow guidance set forth in ASC 605-50-25 when accounting for sign-up bonuses.

The actual bonuses paid during the periods presented in the Company’s Form 10/A are not significantly different from the amounts that should have been recognized under ASC 605-50-25. Therefore the Company recognized the actual bonuses paid in its financial statements and not the amounts on a full accrual basis; please see our response to comment 16 below for further discussion.

16)           In addition to above, please tell us your consideration for disclosing the amount of customer bonuses recorded in the statements of operations for the periods presented.  To the extent you do not believe these amounts are material, please tell us how you made that determination.  In your response please tell us the amount of customer bonuses recorded for all periods, including the latest interim periods presented.

The bonuses to customers recorded as revenues (specifically, as contra revenues) were $822,000 for the year ended December 31, 2014 and $443,000 for the six month period ended June 30, 2015.  These amounts are the actual bonuses that were paid to customers.  Had the Company applied ASC 605-50-25 instead, the bonuses to customers would have been recorded as $820,000 for the year ended December 31, 2014 and $451,000 for the six month period ended June 30, 2015.

The amount of liability recognized under ASC 605-50-25 is immaterial, since the options either expire or are realized on the date they are issued; the provision would only apply to customers that have not met, but may meet, the 25 times trading volume and 90 day period conditions.

Note 15 – Related Parties, page F-31

17)           We note your revised disclosure describing the nature of the related party transactions for the year ended December 31, 2014.  Please further revise your disclosure to disclose the nature and significant terms of the related party transactions and balances for all periods presented.

We have made the requested revisions at page F-31 of our Form 10/A.

Exhibits, page 50

18)           We note that you incorporate by reference your form of Convertible Loan Agreement from your Form 10 registration statement dated September 15, 2014.  Please file the executed version of this agreement as an exhibit with your next amendment or advise.

The Company entered into eight separate Convertible Loan Agreements dated October 29, 2013 with eight separate investors, all subject to the same terms, but in different loan amounts.  The aggregate loan amount under those eight Convertible Loan Agreements is €1,010,000. We have filed the execution version of the Convertible Loan Agreement dated October 29, 2013, and have appended separate executed signature pages for each of the eight lender parties signatory thereto; please see Exhibit 10.11 to our Form 10/A.

The Company entered into seven separate Convertible Loan Agreements dated February 2014 with seven separate investors, all subject to the same terms, but in different loan amounts.  Three of the seven loans made pursuant to the Convertible Loan Agreements were made in U.S. dollars in an aggregate amount of $1,800,000, and the four remaining loans made under the Convertible Loan Agreements were made in euros in an aggregate amount of €719,801.  We have filed the execution version of the Convertible Loan Agreement dated February 2014, and have appended separate executed signature pages for each of the seven lender parties signatory thereto; please see Exhibit 10.13 to our Form 10/A.

* * *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call our attorney, Oded Har-Even (212) 660-5002 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

EZTD INC.

By: /s/ Shimon Citron
Name: Shimon Citron
Title: Chief Executive Officer

cc, with a marked copy of the New Registration Statement:
Oded Har-Even, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP